Exhibit 99.1

SCAILEX CORPORATION LTD. (“The Company”)

16 Shenkar Street (Entrance B), P.O.B. 12423, Herzliya Pituah 46733 Israel
Telephone: + 972-9-9610900 — Fax: + 972-9-9610912

March 16, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report

Further to the agreements regarding the exit of Linura AG (“Linura”) from its holdings (19.9%) of Petroleum Capital Holdings Ltd. (“PCH”), the Company’s subsidiary, as stated in the Company’s Immediate Report of November 25, 2007, on March 13, 2008, the Company and Linura reached an agreement whereby the Company shall purchase Linura’s entire holdings in PCH for the consideration of a total of USD 57.2 million, and shall receive, by way of assignment, the capital note that PCH had issued to Linura (this consideration reflects the return on Linura’s investment in dollars, plus a yield). The consideration shall be paid in a single payment by March 28, 2008. Upon completion of the acquisition of Linura’s shares in PCH, PCH shall become a wholly owned subsidiary of the Company, and the PCH shareholders’ agreement shall basically expire.

Upon and following the completion of the said acquisition, a capital gain of approximately NIS 26 million is likely to be created in the Company during the first quarter of 2008, and the Company’s equity is likely to increase by approximately NIS 70 million (including the said capital gain). (The calculations are approximated and are based on the shekel/dollar exchange rate and the closing rate of the ORL share on March 13, 2008. Since the final results depend on the value of the said rates on the actual payment date, the results could change significantly).

Sincerely, Scailex Corporation Ltd.